ARMSTRONG WORLD INDUSTRIES, INC. 2500 COLUMBIA AVE., P.O. BOX 3001 LANCASTER, PA 17604 717.397.0611 www.armstrong.com

THOMAS B. MANGAS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

PHONE: (717) 396-3296
FAX: (717) 396-6133
E-MAIL: tbmangas@armstrong.com

March 6, 2013

Via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Dear Mr. O’Brien:

Re:	Armstrong World Industries, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Filed October 29, 2012

Response dated February 11, 2013

File No. 1-2116

We acknowledge receipt of your comment letter dated February 19, 2013. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto. We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Item 11. Income Tax Expense, page 14

Comment

1.	We note your response to comment 2 in our letter dated January 22, 2013. Please provide us with the following additional information related to your foreign tax credit deferred tax assets:

a.	As previously requested, provide us with a comprehensive explanation as to how the intercompany dividends from foreign subsidiaries paid in 2004, 2005 and 2011 resulted in the recognition of foreign tax credit deferred tax assets. Specifically, we understand that the US tax law allows the US parent to claim a US foreign tax credit for taxes the foreign subsidiary paid to the foreign country. We also understand that these US foreign tax credits are typically applied to the US federal tax to be paid on the remitted dividends. We further note that none of the jurisdictions that remitted dividends had statutory tax rates in excess of the US statutory rate. As such, the US foreign tax credit earned could have been applied in full against the US federal tax on the remitted dividends in the period received. Or, another explanation could be that the remaining deferred tax asset relates to the foreign earnings that have not been remitted and you are able to receive a tax credit on taxes paid by a foreign subsidiary to a foreign government without remitting such earnings to the US parent, as long as you are able to generate sufficient foreign source income that is taxed in the US. Include the specific reference to the authoritative literature that supports your accounting.

Mr. Terence O’Brien	March 6, 2013

b.	We note that during fiscal year 2011 you made the decision to permanently reinvest all remaining foreign earnings that had not been remitted to the US parent, which resulted in the release of the corresponding deferred tax liability. We further note that the Chinese procurement subsidiary that was formed in 2011 did not have income that was subject to foreign or US income tax until the third quarter of fiscal year 2012 when the procurement subsidiary entered into a supply contract that was previously held by the US parent and generated domestic income. Further, it is unclear as to whether your other foreign source income is sufficient to support the $118.2 million gross foreign tax credit carryforwards with a $15.7 million valuation allowance. Provide us with a comprehensive explanation as to how this change in foreign earnings during fiscal year 2011 affected your conclusions about the realizability of the corresponding deferred tax asset as of December 31, 2011. Include the specific reference to the authoritative literature that supports your accounting. Expand your critical accounting policy disclosure in future filings to provide investors with the positive and negative factors you considered as of December 31, 2011.

c.	We note that during fiscal year 2010 your intentions were to dividend foreign earnings to the US parent, for which you recognized a deferred tax liability. Explain to us why you did not recognize a corresponding deferred tax asset for the taxes paid to foreign governments during fiscal year 2010. In this regard we note from your response letter that you declared $146.1 million of the $169.6 million dividend payment in fiscal year 2010 but did not recognize the corresponding deferred tax asset until fiscal year 2011. Include the specific reference to the authoritative literature that supports your accounting.

d.	Tell us what the dividend gross up on fiscal year 2011 from the foreign source income chart represents and how these amounts impacted your consolidated financial statements.

e.	We note that you had total foreign source income of $246.6 million for fiscal year 2011. Provide us with a rollforward of your US foreign tax credit deferred tax asset from January 1, 2004 through September 30, 2012. Please note that each component of the rollforward should be on a gross basis and not netted. If you were unable to apply the US foreign tax credit to foreign source income tax payable, please tell us and provide us with an explanation as to why. If there is a limitation on the use of foreign tax credits to foreign source income taxes payable, it would appear that this is relevant disclosure for an investors understanding of the realizability of this deferred tax asset.

f.	Tell us the amount of net foreign tax credit deferred tax assets that will expire in 2013, 2014 and 2021. Include this quantitative information in your disclosures in future filings.

g.	Tell us the amount of intercompany net income the US parent generated from the unrelated third party supply contract for each period presented, including the nine-months ended September 30, 2012.

h.	Confirm to us that the change in the characterization of the income generated from the supply agreement and subsequent sale of the supplies to the other subsidiaries from domestic income to foreign source income does not then impact the realizability of the $247.8 million net operating losses deferred tax asset as of December 31, 2011. Provide us with an explanation as to how you arrived at your conclusion, including the portion of the valuation allowance as of December 31, 2011 that relates to this gross deferred tax asset.

Mr. Terence O’Brien	March 6, 2013

Armstrong Response

We believe it would be helpful to supplement our response to the Staff’s specific questions with some historical background regarding our income tax accounting and our foreign tax credit deferred tax assets.

Upon emergence from Chapter 11 bankruptcy in 2006, we incurred a $1.9 billion federal net operating loss (NOL) as a result of satisfying the bankruptcy obligations. At that time, $1 billion of the NOL was carried back 10 years to reduce our tax liability to the alternative minimum tax liability.

Under US federal income tax law, the ordering rules for reducing tax liabilities are to utilize NOLs before tax credits (specifically in this case, foreign tax credits (FTCs)).

In the 10 year carryback period, the originally filed tax returns for 2004 and 2005 reflected a reduction in the regular tax liability by FTCs. When the NOL was carried back, it was used to offset the regular taxable income to zero. As a result, the FTCs were not used to offset the tax liability and became available for carryforward for a period of 10 years.

Based on our assessment of the utilization of the remaining NOL during 2007, we concluded that the 2004 and 2005 FTCs would not be utilized before they expired in 2013 and 2014. Consequently, we amended the 2004 and 2005 tax returns to deduct the foreign taxes in arriving at taxable income. This deduction created an additional NOL and was recorded as a deferred tax asset, specifically increasing the NOL carryforward.

From 2006 to 2010, we did not consider unremitted foreign earnings in excess of the working capital cash needs to be permanently reinvested. Therefore, we provided a deferred tax liability for the US income tax and a deferred tax asset for the foreign tax credits associated with the earnings. Due to the amount of the NOLs and the fact that we did not have a need for the cash in the US, we had no plans to repatriate those earnings as we did not want to put at risk the ability to utilize the FTCs before they expired.

In the fourth quarter of 2010, we had a need for the cash and the unremitted foreign earnings were repatriated in 2011. During 2010 and 2011, we recorded $169.6 million of dividends from our foreign subsidiaries related to unremitted foreign earnings for which we previously recorded a net deferred tax liability as we did not consider the earnings to be permanently reinvested. The receipt of the foreign dividends in 2011 provided an opportunity to elect to credit foreign taxes before they expired in 2013 and 2014 that were previously deducted. In 2011, we increased the deferred tax assets by $21.1 million to reflect the net impact of the foreign tax credit over the tax deduction for the foreign taxes. This was offset by a valuation allowance of $15.7 million, for a net tax benefit of $5.4 million.

When establishing the valuation allowance, we considered the levels of historical and forecasted taxable and foreign source income, the duration of statutory carryforward periods, and our experience with net operating losses and tax credit carryforwards. Based on that analysis and the expiration period of the foreign tax credit carryforward, we recorded the valuation allowance discussed above.

We included the intercompany dividends and the “gross up” in taxable income in 2011. The deferred tax liability with respect to the unremitted earnings was satisfied by the reduction of the deferred tax asset related to the NOL. Typically, the deferred tax asset related to the FTCs would have been released. However, because the FTCs were not utilized to offset tax liability and they were carried forward, they remained as a deferred tax asset.

Mr. Terence O’Brien	March 6, 2013

In 2012, we released the valuation allowance with respect to the foreign tax credits in the amount of $15.7 million. The release was a result of increased foreign source income due to changes to certain supply contracts. During the third quarter of 2012, our Chinese procurement subsidiary entered into a multi-year agreement with a third party supplier (in Asia) to source certain products which were previously sourced by the US parent. Due to the fact that the foreign subsidiary and the third party are in separate countries, the profit earned by our Chinese procurement subsidiary will be taxed in the US as Subpart F income. As Subpart F income is considered foreign source income, this contract increased our projected foreign source income during the FTC carryforward period. This does not increase overall US income, rather it changes the character of that income from domestic to foreign source income.

Additionally in 2012, we noted positive recent trending of other foreign source income, primarily from our export sales and reduced expense allocations. These items also changed the mix of income by recharacterizing domestic source income to foreign source income, thus increasing our ability to utilize the foreign tax credits.

We have followed the relevant sections of Accounting Standards Codification 740 – “Income Taxes” and the Internal Revenue Service codes and regulations to support our income tax accounting.

Listed below are responses to the Staff’s specific questions and requests:

a.	Based on the above background of our income tax accounting, deferred tax assets were recorded through 2010 related to the foreign taxes paid with respect to unremitted earnings and for the foreign taxes previously taken as a foreign tax credit before the NOL was carried back.

b.	The change in foreign source income described above allowed us to conclude at December 31, 2011 that we would be able to utilize all but $15.7 million of the $118.2 million of gross foreign tax credit carryforwards before their expirations in 2013, 2014 and 2021.

We have included the following disclosure within our Critical Accounting Estimate disclosure for income taxes in our 2012 Form 10-K (which we filed on February 27, 2013) which we believe addresses this comment.

Deferred income tax assets and liabilities are recognized by applying enacted tax rates to temporary differences that exist as of the balance sheet date. We reduce the carrying amounts of deferred tax assets by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. The need to establish valuation allowances for deferred tax assets is assessed quarterly. In assessing the requirement for, and amount of, a valuation allowance in accordance with the more likely than not standard, we give appropriate consideration to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability and foreign source income, the duration of statutory carryforward periods, and our experience with operating loss and tax credit carryforward expirations. A history of cumulative losses is a significant piece of negative evidence used in our assessment. If a history of cumulative losses is incurred for a tax jurisdiction, forecasts of future profitability are not used as positive evidence related to the realization of the deferred tax assets in the assessment.

Mr. Terence O’Brien	March 6, 2013

c.	Please refer to the rollforward provided below in response (e) below, which among other things, reflects that we did recognize a deferred tax for the taxes paid to foreign governments in 2010 and prior years.

d.	The dividend gross up in fiscal 2011 provides additional foreign source income under US tax laws as a mechanism for determining taxable income and foreign tax credits. There is no impact to our consolidated financial statements.

e.	The rollforward of US foreign tax credit deferred tax assets from January 1, 2004 through September 31, 2012 is provided below.

									YTD 9/30
Year Ended December 31	2004	2005	2006	2007	2008	2009	2010	2011	2012
Opening Balance	0.0	0.0	0.0	38.5	105.3	70.7	88.6	97.3	118.2
FTCs on unremitted earnings			37.5	5.2	2.3	35.4	10.7	(95.5)
FTCs generated on tax return			1.0	3.4	0.3	0.3	0.4	87.0	1.0
FTC carryforward due to carryback of NOL				58.2
FTC carryforward expirations					(37.2)	(17.8)	(2.3)	(0.9)
FTCs 2004/2005 foreign taxes previously deducted								30.3

Ending Balance	0.0	0.0	38.5	105.3	70.7	88.6	97.3	118.2	119.2

f.	US foreign tax credit carryforwards at December 31, 2011 were $118.2 million, of which $2.7 million expires in 2013, $27.7 million expires in 2014, $81.5 million expires in 2021, and the remaining $7.3 million expires between 2015 and 2020. We have included the relevant updated information on FTC carryforward expirations in our 2012 Form 10-K.

g.	As noted above, during the third quarter of 2012, our Chinese procurement subsidiary entered into a multi-year agreement with a third party supplier (in Asia) to source certain products which were previously sourced by the US parent. Prior to the third quarter of 2012, our US parent directly purchased the materials from the Asia vendor. As such, the US parent did not generate any intercompany net income from this contract.

h.	The recharacterization of income from domestic to foreign source income does not impact the $247.8 million of NOLs as of December 31, 2011 because $210 million of our total NOLs relate to state and international NOLs, where foreign source income does not have an impact. We concluded that we would be able to fully utilize the remaining $38 million of US NOL without the need of a valuation allowance.

2.	Please explain to us why your discussion and analysis of the decrease in your effective tax rate for the nine-months ended September 30, 2012, did not address the negative evidence that existed and was also considered in comparison to the positive evidence when you ultimately decided to release the $15.7 million valuation allowance. Please confirm your disclosure in future filings will provide investors with both positive and negative factors considered when evaluating the realizability of your deferred tax assets, including the foreign tax credit deferred tax asset. The negative evidence would have included:

a.	The 2013 and 2014 expiration dates for a portion of the deferred tax asset.

b.	The decision to permanently reinvest unremitted foreign earnings.

c.	The foreign pre-tax loss trend, if relevant.

Mr. Terence O’Brien	March 6, 2013

Armstrong Response

Although we did assess the positive and negative factors associated with our foreign tax credit deferred tax assets as part of our internal review process, we acknowledge that our disclosure did not specifically disclose these factors. The primary positive factors we considered included the increase in foreign source export income and the new supply contract (referenced in our response above) balanced with the negative historical evidence. We have included such disclosure in our 2012 Form 10-K, which is included in our response #3 below.

3.	Please expand the draft disclosure you provided in response to comment 2 in our letter dated January 22, 2013, to clarify what the change in your supply chain is and how this will result in the use of the US foreign tax credit deferred tax assets. Please also disclose the amount of pre-tax foreign source income you will need to generate to realize the deferred tax assets.

Armstrong Response

We have included the following disclosure in our 2012 Form 10-K, which we believe addresses this comment.

During 2010 and 2011, we recorded $169.6 million of dividends from our foreign subsidiaries related to unremitted foreign earnings for which we previously recorded a net deferred tax liability as the earnings were not considered permanently reinvested. The receipt of the foreign dividends in 2011 provided an opportunity to elect to credit foreign taxes that were previously deducted. In 2011, we increased the deferred tax assets by $21.1 million offset by a valuation allowance of $15.7 million, for a net tax benefit of $5.4 million to reflect the net impact of the foreign tax credit over the tax deduction for the foreign taxes. When establishing the valuation allowance, we considered the levels of historical and forecasted taxable and foreign source income, the duration of statutory carryforward periods, and our experience with net operating losses and tax credit carryforwards. Based on that analysis and the expiration period of the foreign tax credit carryforward, we recorded the valuation allowance discussed above.

In 2012, we released the valuation allowance with respect to the foreign tax credits of $15.7 million. The release was a result of increased foreign source income due to changes to certain supply contracts resulting in additional foreign source income and positive recent trending of other foreign source income, primarily from our export sales and reduced expense allocations. These items changed the mix of income by recharacterizing domestic source income to foreign source income; thus increasing our ability to utilize the foreign tax credits.

Mr. Terence O’Brien	March 6, 2013

In connection with our response to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-3296.

Sincerely,

Thomas B. Mangas
Senior Vice President and Chief Financial Officer